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                                                                         0-17174
                                                                 ---------------
                                                                 SEC FILE NUMBER

                                                                       419141403
                                                                 ---------------
                                                                    CUSIP NUMBER

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

     [x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
                        For Period Ended: March 31, 2000
                                          --------------

                       [x] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: March 31, 2000
                                                       ----------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                                        N/A
                                                       -----



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                          Part I-Registrant Information

     Full Name of Registrant:
                           Hauser, Inc.

     Former Name if Applicable:
                           N/A

     Address of Principal Executive Office (Street and Number):
                           5555 Airport Blvd

     City, State and Zip Code
                           Boulder, Colorado 80301


                        Part II-Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               Part III-Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company is not currently in compliance with the financial covenants of its credit agreement with Wells Fargo Bank, N.A. (the "Credit Agreement"). The Company has been in extensive discussions with Wells Fargo Bank, N.A. regarding a restructuring of the Credit agreement. In addition, the Company is in negotiations with Zatpack, Inc., through Zuellig NA, Inc., the owner of 46% of the outstanding common stock of the Company regarding additional financing. The Company would like to include language regarding amendments to its Credit Agreement and other additional financings to its shareholders. In addition, the amendment of the Credit Agreement, the sale of the Note, and the



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consolidation activities conducted by the Company have required and continue to require a substantial time commitment from the employees of the Company and its subsidiaries. Due to the time spent by such employees working on these transactions, the registrant's Form 10-K for the fiscal year ended March 31, 2000 could not be filed within the prescribed time period without unreasonable effort or expense.


                            Part IV-Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Ralph L. Heimann                    720                      406-4602
------------------------ ------------------------- -----------------------------
(Name)                          (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [x] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [x] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Narrative Description:
----------------------

Fiscal 2000 Acquisitions
------------------------

On June 11, 1999, the Company completed a merger (the "Merger") with two subsidiaries of privately-held Zuellig Group N. A., Inc., ("ZGNA") and one subsidiary of Zuellig Botanicals, Inc. ("ZBI") (the merger subsidiaries together the "Contributed Subsidiaries"). At the closing of the Merger, the Company issued 2,515,349 shares of its common stock to ZGNA and ZBI, which constituted 49% of the outstanding shares. After the closing, the Company's existing officers and public shareholders owned 51.0% of the combined company, while ZGNA owned 49.0%. On December 15, 1999 the number of shares that were issued to ZGNA was reduced to 2,193,426 (46% of shares outstanding at March 31, 2000) in accordance with the terms of the Merger Agreement.

The total consideration issued in exchange for the Contributed Subsidiaries, including the assumption of approximately $22 million of bank debt, was approximately $58.2 million. The Merger was treated as a purchase of the Contributed Subsidiaries for accounting



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purposes and the purchase consideration was allocated to the fair value of the identifiable assets acquired with the remainder allocated to goodwill.

The results of operations of the Contributed Subsidiaries have been included subsequent to June 11, 1999.

Discontinuance of Paclitaxel Activities
---------------------------------------

As a result of the Merger, the Company decided to discontinue its paclitaxel activities. In the quarter ended January 31, 1999, the Company incurred a one-time charge to earnings of $25.6 million. The charge to cost of sales was comprised of a reduction of bulk paclitaxel inventory ($10.2 million) to its estimated net realizable value, a write-off of advanced payments made for the purchase of cultivated yew trees ($4.5 million) and the estimated cost of terminating cultivar nursery contracts ($5.0 million). The charge to operating expenses includes the write-off of paclitaxel related equipment ($4.7 million) and miscellaneous other related assets consisting primarily of intangibles ($1.2 million).

In February 1999, the Company signed a purchase agreement for the sale of its paclitaxel inventory as part of the planned closure of the paclitaxel business. Under the purchase agreement, the Company has received $8,694,819 through March 31, 2000. The Company has negotiated settlement of its yew tree cultivation agreements and termination of a multi year non-exclusive agreement to supply paclitaxel to a customer. The Company has substantially completed its exit from the paclitaxel business as of March 31, 2000 and has reversed approximately $4.0 million of the charge to cost of revenues taken in fiscal 1999 principally because of a favorable settlement of its yew tree cultivation agreements.

Closure of Wilcox Natural Products ("Wilcox")
---------------------------------------------

In March 2000, the Company elected to liquidate Wilcox. Wilcox principally purchased wild botanical raw materials gathered in the United States and resold those materials to customers in the United States, Europe and Asia. Wilcox was liquidated as part of the cost



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reduction effort of the Company, the elimination of the market risks associated with the Wilcox purchases made for resale a result of the significant decline in market prices for the botanicals sourced by Wilcox. The sourcing capability of Wilcox was consolidated with Hauser Botanical International Extracts. The Company recorded a charge of $8.5 million as a result of the liquidation of
Wilcox:

Consolidation of Shuster Laboratories ("Shuster")
-------------------------------------------------

In March 2000, the Company began a consolidation of its technical services operations in order to gain operational efficiencies. As part of this consolidation, the Company shut-down its laboratory operations in Smyrna, Georgia. The cost to close the Smyrna operations was approximately $500,000 and was charged to operations:



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                                  Hauser, Inc.
                               -------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 6/30/00                           By: /s/ Ralph L. Heimann
                                            ------------------------------
                                        Name:  Ralph L Heimann
                                        Title: Chief Financial Officer